Exhibit 99.139

DHX Media and BURGER KING® Restaurants Announce Global Promotion with Slugterra

- Slugterra Toys Offered Globally in Kids' Meals in May 2015 -

HALIFAX, May 12, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced a deal with BURGER KING® restaurants for a global promotion featuring DHX's hit boys' action property Slugterra. The deal was executed by DHX Brands, the dedicated brand-management and consumer-products arm of DHX Media.

BURGER KING® restaurants will feature Slugterra alongside Lalaloopsy toys in Kids' Meals globally throughout May 2015. Guests will have four different Slugterra toys to choose from and collect during the month.

"BURGER KING® restaurants' commitment to high quality, great tasting food and fun family dining makes them a perfect fit for Slugterra," said Peter Byrne, Executive Vice President of DHX Brands. "Slugterra fans are constantly asking for more products and they're going to be ecstatic to see this promotion happen all over the world."

Slugterra toys launched in 2013 and continue to increase in popularity. In addition, Slugterra has recently been greenlit for a fourth season by DHX Television, with the third season slated to launch in summer 2015. Slugterra was created by Vancouver-based animation studio Nerd Corps Entertainment, which was recently acquired by DHX Media Ltd.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

About Burger King Corporation

Founded in 1954, the BURGER KING® brand is the second largest fast food hamburger chain in the world. The original HOME OF THE WHOPPER®, the BURGER KING® system operates in approximately 14,000 locations serving more than 11 million guests daily in approximately 100 countries and U.S. territories. Almost 100 percent of BURGER KING® restaurants are owned and operated by independent franchisees, many of them family-owned operations that have been in business for decades. The BURGER KING® brand is owned by Restaurant Brands International Inc. (TSX,NYSE:QSR) one of the world's largest quick service restaurant companies with approximately $23 billion in system sales and over 18,000 restaurants in approximately 100 countries and U.S. territories. To learn more about Burger King Corporation, please visit Burger King Corporation's website at www.bk.com or follow us on Facebook and Twitter.

About Slugterra

Choose your ammo… Slug it out! Slugterra is an epic scifi comedy adventure set deep underground, where the ammo's alive and only the quick survive! In this luminous, hightech, underground world every cavern holds a new adventure, new battle and weird little slugs to be discovered. Eli Shane is determined to be the greatest slugslinging hero of them all. To do it, he'll need to collect and train an army of little critters called slugs. When these magical creatures are fired at 100 MPH out of a highpowered blaster, they transform into powerful battle beasts! The adventure follows Eli and his team of friends as they explore the caverns, challenge rivals and each other to duels, upgrade their cool gear, and generally have a blast in this neverbefore imagined underground world. But there is a very real threat to Slugterra; Dr. Blakk is seeking to "ghoul" the slugs, transforming them into feral mindless weapons! No one has been able to stand up to Blakk's powerful ghouls and army of henchmen…until now! 59 x 22 minutes (includes option for 1 x 70-minute and 2 x 44-minute TV movies) plus 56 x 1-minute bonus shorts.

Disclaimer

This press release contains forward looking statements with respect to DHX including the ability of licensees to successfully market and sell branded products. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: DHX investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; DHX media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230; Burger King media relations: Global Communications, mediainquiries@whopper.com, (305) 378-7277

CO: DHX Media Ltd.

CNW 08:00e 12-MAY-15